[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 2, 2009

VIA EDGAR AND OVERNIGHT MAIL

Sonia G. Barros, Esq.

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed September 2, 2009
File No. 333-160533

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-160533) (the “Registration Statement”), filed by the Company on July 10, 2009, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to John J. Suydam of ACREFI Management, LLC, dated August 31, 2009.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your August 31, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of the marked version of Amendment No. 2.

We have provided each of you, Wilson Lee, Cicely Lamothe and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 13, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	We note your response to comment 1 of our letter dated August 7, 2009. Because you have concluded that you have no prior programs requiring disclosure under Guide 5, please revise your prospectus in the summary to clarify that you have no prior experience sponsoring or managing a program that invests primarily in real estate or real-estate related assets.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus summary—Our Manager and Apollo” on page 3 to indicate that Apollo has not sponsored or managed an investment fund that is organized primarily for the purpose of investing in real estate or real estate-related assets. As discussed by telephone with the Staff, this position

Sonia G. Barros	September 2, 2009
Stacie Gorman	Page 2
United States Securities and Exchange Commission

also extends to Apollo European Principal Finance Fund, L.P., which is focused on investing in European non-performing loans acquired from European financial institutions. Even though a relatively high percentage of this fund’s current invested capital is invested in real estate loans, this fund was not organized primarily to invest in real estate loans. However, the initial non-performing loans acquired from European financial institutions just happened to be real estate related. In addition, while the Company will invest in U.S. commercial real estate-related assets, Apollo European Principal Finance Fund, L.P. is focused on European non-performing loans and a large component of the loans purchased by Apollo European Principal Finance Fund, L.P. from European financial institutions relate to residential real estate.

2.	We note your response to comment 6 of our letter. In response to our comment, you have revised your disclosure to state that Apollo Global Management, LLC, may be deemed to be a promoter. Please revise to clearly state that Apollo Global Management, LLC is your promoter. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus summary—Our Manager and Apollo” on page 2 to indicate that Apollo is a promoter with respect to this offering.

Summary, page 1

Our Manager and Apollo, page 2

3.	We note your response to comment 15 of our letter. In response to our comment, you provided supplemental materials to support the statement: “Apollo is a leading global alternative asset manager with a track record as a successful, contrarian, value-oriented investor in private equity and credit-oriented capital markets, with significant experience investing in distressed assets.” You reference page 8 of the supporting materials. The disclosure on page 8 appears to only support that you are a leading alternative asset manager and does not corroborate other parts of your statement. Please provide support for the remainder of your statement or revise your disclosure. Additionally please explain what you mean by the term “contrarian.”

In response to the Staff’s comment, we have revised the disclosure on pages 3 and 91 under the captions “Prospectus summary—Apollo and our Manager” and “Business—About Apollo” to amend this disclosure. With respect to the term “contrarian” we are referring to Apollo’s contrarian nature which is reflected in (1) many of the businesses in which it invests, which are often in industries that its competitors typically avoid, (2) the often complex structures Apollo employs in some of its investments and (3) its experience in investing during periods of uncertainty or distress in the economy or financial markets when many of its competitors reduce their investment activity. We refer the Staff to the disclosure under the caption “Prospectus summary—Our Manager and Apollo” on page 3 which sets forth an explanation of the term contrarian.

Sonia G. Barros	September 2, 2009
Stacie Gorman	Page 3
United States Securities and Exchange Commission

Our Target Assets, page 9

4.	We note your response to comment 17 of our letter. In response to our comment, you revised your disclosure but you did not provide the percentages. We therefore reissue our comment. Please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio.

In response to the Staff’s comment, we have revised the disclosure on pages 10, 66 and 105 under the captions “Prospectus summary—Our target assets,” “Use of proceeds” and “Business—Our target assets” to include the requested disclosure.

Our Financing Strategy, page 10

5.	We note your response to comment 19 of our letter. In response to our comment, you revised your disclosure but you did not provide the ratio. Please provide the ratio that you consider to be a conservative range for total borrowings.

In response to the Staff’s comment, we have revised the disclosure on pages 10-11 and 106-107 under the captions “Prospectus summary—Our financing strategy” and “Business—Our financing strategy” to indicate our initial expected range of total borrowings.

Conflicts of Interest, page 17

6.	We note your response to comment 25 of our letter. In response to our comment, you revised your disclosure to state that “investment opportunities will be allocated on a pro-rata basis.” Please explain what you mean by this statement.

In response to the Staff’s comment, we have revised the disclosure on pages 18-19 and 134-136 under the captions “Prospectus summary—Conflicts of interest” and “Our management—Conflicts of interest” to eliminate the reference to “pro-rata”.

7.	We note your response to comment 27 of our letter. Please clarify whether you will be responsible for only a pro-rata share of the fees for the entire investment if you co-invest with another fund.

In response to the Staff’s comment, as disclosed on pages 19 and 135-136 under the captions “Prospectus summary—Conflicts of interest” and “Our management—Conflicts of interest,” to the extent we co-invest with another Apollo fund, we will not be responsible for fees other than as set forth in our management agreement, except our proportionate share of fees if approved by a majority of our independent directors.

Use of Proceeds, page 64

8.	We note your response to comment 33 of our letter. In response to our comment, you revised your disclosure, but you did not provide the time period. Please revise to disclose how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt investments.

In response to the Staff’s comment, we have revised the disclosure on page 67 under the caption “Use of proceeds” to include the requested disclosure.

Sonia G. Barros	September 2, 2009
Stacie Gorman	Page 4
United States Securities and Exchange Commission

Management’s Discussion and Analysis … page 67

Government Response to Market Conditions, page 69

9.	Please update your disclosure to reflect the recent extension to the Term Asset-Backed Securities Loan Facility.

In response to the Staff’s comment, we have revised the disclosure on page 73 under the caption “Management’s discussion and analysis of financial condition and results of operations—Government response to market conditions” to include the requested disclosure.

Our Management, page 126

Executive Compensation, page 129

10.	We note your response to comment 44 of our letter. In response to our comment, you state that you do not believe that Item 402 of Regulation S-K is applicable. However, you also state that you will reimburse your Manager for compensation paid to your chief financial officer. Therefore, it appears that the disclosure required by Item 402 will apply to your chief financial officer. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.” Please confirm that you will provide such disclosure after the first full completed fiscal year.

The Company confirms that the Company will provide the disclosure required by Item 402(a)(2) following the Company’s first full completed fiscal year.

Shares Eligible for Future Sale, page 146

Lock-up Agreements, page 147

11.	We note your response to comment 46 of our letter. We will continue to monitor your disclosure for the inclusion of the limited exceptions to the lock-up agreement that would permit your directors, executive officers, Apollo and certain of its affiliates to sell their shares sooner.

In response to the Staff’s comment, we have revised the disclosure on page 152 under the caption “Shares eligible for future sale—Lock-up agreements” to include the requested disclosure.

U.S. Federal Income Tax Considerations, page 154

12.	We note your response to comment 47 of our letter. Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Clifford Chance US LLP (“Clifford Chance”) rather than stating that you expect to receive the opinion.

In response to the Staff’s comment, we confirm that, prior to effectiveness, we will revise the disclosure as requested.

Sonia G. Barros	September 2, 2009
Stacie Gorman	Page 5
United States Securities and Exchange Commission

Financial Statements and Notes

13.	As indicated elsewhere in your filing, we note you intend to enter into a management agreement effective upon the closing of the offering. To the extent the terms and conditions of the agreement have been determined, please consider expanding your note disclosures to include significant terms relating to this agreement. Expanded disclosures should include information related to fees and compensation to be paid.

In response to the Staff’s comment, we note supplementally to the Staff that we believe that since the management agreement was not finalized as of the date the audit of the balance sheet was completed, the financial statement disclosures included in the audited balance sheet were adequate as of that date. We will include additional disclosures about the management agreement in future financial statements.

Exhibits

14.	We note your response to comment 52 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company acknowledges that incomplete exhibits may not be incorporated by reference and that it will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Commission following the consummation of the offering.

Exhibit 5.1 (Legal Opinion)

15.	We note your response to comment 51 of our letter. We note that Clifford Chance may rely on the opinion of Venable with respect to Maryland law. If Clifford Chance is not qualified to opine on Maryland law and is instead relying upon the opinion of Venable, you must include this exhibit. Additionally, Clifford Chance should clarify that it is relying upon the opinion of Venable in its opinion. Alternatively, please revise your disclosure on page 187 and have Clifford Chance revise the opinion to address the legality of the securities under Maryland law.

In response to the Staff’s comment, we have revised the disclosure on page 194 under the caption “Legal matters” to eliminate the reference to Clifford Chance relying on the opinion of Venable as to certain matters of Maryland law.

Exhibit 8.1 (Tax Opinion)

16.	On page 1 of the tax opinion, we note that counsel has assumed that “each party who executed the document had proper authority.” This assumes a fact that should be known or is readily ascertainable. Please provide a revised opinion that does not include this assumption.

In response to the Staff’s comment, attached hereto as Exhibit 1 is a revised draft of the Clifford Chance US LLP tax opinion which does not include the applicable assumption.

*    *    *    *    *    *    *

Sonia G. Barros	September 2, 2009
Stacie Gorman	Page 6
United States Securities and Exchange Commission

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:	Securities and Exchange Commission
Wilson Lee
Cicely Lamothe
Rochelle Plesset

ACREFI Management, LLC
John J. Suydam

Latham & Watkins LLP
Raymond Y. Lin
Dennis Lamont

Clifford Chance US LLP
Andrew S. Epstein

Exhibit 1

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September [    ], 2009

Apollo Commercial Real Estate Finance, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

Re:	REIT Qualification of Apollo Commercial Real Estate Finance, Inc.

Ladies and Gentlemen:

We have acted as counsel to Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), in connection with the registration by the Company of up to [            ]shares of its common stock, $0.01 par value (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 as of the date hereof filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

In rendering the opinions expressed herein, we have examined and, with your permission, relied on the following items:

1.	the Articles of Amendment and Restatement of the Company;

2.	the bylaws of the Company;

3.	a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company and ACREFI Management, LLC, a Delaware limited liability company (the “Manager”);

4.	the Registration Statement; and

5.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) all representations and statements set forth in such documents are true and correct, (iv) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (v) the Company at all times will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement or the Certificate of Representations.

For purposes of rendering the opinions stated below, we have assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company and the Manager, and that each representation contained in such Certificate of Representations to the best of the Company’s or the Manager’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and proposed method of operation of the Company.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

1.	Commencing with its taxable year ending December 31, 2009, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation as described in the Registration Statement and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and,

2.	The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,